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                                                               Exhibit 99(c)(19)


                                     FORM OF
                               SEVERANCE AGREEMENT

                  THIS SEVERANCE AGREEMENT (this "Agreement") is made and entered into as of December 8, 1999, by and between Gleason Corporation, a Delaware corporation (the "Corporation"), and ____________________________ (the "Executive").

                              W I T N E S S E T H:

                  WHEREAS, the Executive is currently serving the Corporation in an executive capacity;

                  WHEREAS, the Corporation has entered into an Agreement and Plan of Merger dated as of December 8, 1999 by and among the Corporation, Torque Acquisition Co., L.L.C. ("VCP") and Torque Merger Sub, Inc. (the "Merger Agree ment"); and

                  WHEREAS, the Executive and the Corporation previously entered into a certain written Executive Agreement, effective as of July 28, 1998 (the "Prior Agreement"), and now desire to supersede the Prior Agreement in its entirety, contingent upon consummation (the "Closing") of the Offer (as defined in Merger Agreement).

                  NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties agree as follows:

                  1. EFFECTIVE DATE. Upon the Closing (the "Effective Date"), this Agreement shall replace and supersede the Prior Agreement and any other employment contract or executive agreement entered into between the Executive and the Corporation, in each case, in their entirety, and any rights of any kind thereunder, whether triggered as a result of the Closing or otherwise, shall cease to exist. If there is no Closing, this Agreement shall not take effect and shall be null and void ab initio and the Prior Agreement shall remain in full force and effect in accordance with its terms.

                  2. TERM. The term of this Agreement shall commence on the Effective Date and shall continue in effect indefinitely.
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                  3. TERMINATION

                  3.1 Disability. If, as a result of the incapacity of the Executive due to physical or mental illness, including such incapacity due to drugs or alcohol (so long as such incapacity due to drugs or alcohol was not grounds for termination with Cause pursuant to clause (iv) of the definition thereof), he is absent from his duties with the Corporation on a full-time basis for six (6) consecutive months, the Corporation may terminate his employment for "Disability."

                  3.2 Cause. The Corporation may terminate the Executive's employment for Cause. "Cause" means a termination of employment of the Execu tive by the Corporation or any of its subsidiaries due to (i) the willful failure by the Executive to perform the Executive's duties, to the extent such failure or breach has not been cured within 10 days after a written demand for performance is delivered to the Executive by the Board of Directors of the Corporation (the "Board"), which demand specifically identifies the manner in which the Board believes that the Executive has not performed the Executive's duties, (ii) the Executive's willful failure to comply in any material respect with the lawful directive of the Board or such Executive's superior officer(s),
(iii) the engaging by the Executive in gross negligence or the willful engaging by the Executive in any other conduct, in each case, which is demonstrably and materially injurious to the Corporation or its subsidiaries, monetarily or otherwise, or (iv) the conviction of the Executive of (A) a felony or crime involving dishonesty or fraud or (B) a crime involving moral turpitude which would materially injure relationships with customers, suppliers or employees of the Corporation or otherwise cause a material injury to the Corporation.

                  3.3 Good Reason. The Executive may voluntarily terminate his employment for Good Reason. "Good Reason" shall mean:

                      (a) Without the Executive's express written consent, the assignment to him of any duties materially inconsistent with his positions, duties, responsibilities and status with the Corporation immediately prior to the Effective Date, or a material change in his reporting responsibilities, titles or offices as in effect immediately prior to the Effective Date, or any removal of him from or any failure to re-elect him to any of such positions, except in connection with the termination of his employment for Cause, Disability or Retirement or as a result of his death or by the Executive other than for Good Reason. For purpose of this


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Agreement, the Executive's removal from a position of inside director of the
Corporation or any of its subsidiaries shall not be considered Good Reason;

                      (b) A reduction by the Corporation in the Executive's base salary as in effect immediately prior to the Effective Date, except for across-the-board salary reductions similarly affecting all members of the Corporation's management;

                      (c) A failure by the Corporation to continue its Annual Management Incentive Compensation Plan as it is in effect immediately prior to the Effective Date, or to continue the Executive as a participant in the Plan on at least as favorable a basis to him as immediately prior to the Effective Date;

                      (d) The relocation of the principal executive offices of the Corporation, or of the division or subsidiary the Executive serves, as the case may be, to a location outside the Greater Rochester area, or such other area in which such division or subsidiary executive office is located, or the Corporation's requiring him to be based anywhere other than at such principal executive offices except for reasonable required travel on the Corporation's business;

                      (e) The failure by the Corporation to continue in effect the same or a comparable fringe benefit or compensation plan, retirement plan, life insurance plan, health and accident plan or disability plan in which the Executive is participating immediately prior the Effective Date (or plans providing him with substantially similar benefits) except as such change is prompted in good faith by a change in the law, the taking of any action by the Corporation which would adversely affect his participation in or materially reduce his benefits under any such plans or deprive him of any material fringe benefit enjoyed by him immediately prior to the Effective Date, or the failure by the Corporation to provide him with the number of paid vacation days to which he is then entitled on the basis of years of service with the Corporation in accordance with the Corporation's normal vacation policy in effect immediately prior to the Effective Date (except for across-the-board changes similarly affecting all members of the Corporation's management).

                      (f) Provided that the Executive is a party to the Stockholders' Agreement to be entered into by and among the Corporation, VCP, certain members of the management of the Corporation and certain other stockholders of the Corporation in connection with the transactions contemplated by the Merger Agreement (the "Stockholders' Agreement"), the failure by the Corporation to include the


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Executive in any new plans or benefits to which he would normally be eligible based on past practice and his position relative to other participants in such plan or benefit.

                      Notwithstanding the foregoing, in no event shall Good Reason exist if (i) with respect to clauses (c) and (e) above, the aggregate benefits that are offered the Executive are at least as favorable to the Executive when compared to those which existed for the Executive's benefit immediately prior to such change and (ii) the Executive has delivered a written notice to the Corporation identifying in detail the basis for Good Reason to exist promptly upon his becoming aware of the event giving rise to such Good Reason and an opportunity for the Corporation to cure such event for a period of 30 days.

                  3.4 Date of Termination. "Date of Termination" shall mean (i) if the Executive's employment is terminated for Disability, thirty (30) days after notice of termination is given, (ii) if his employment is terminated pursuant to Section 3.2, the date specified in the notice of termination, and
(iii) if his employment is terminated for any other reason, the date on which a notice of termination is given.

                  4. COMPENSATION UPON TERMINATION OR DURING DISABILITY.

                  4.1 During any period that the Executive fails to perform his duties hereunder as a result of incapacity due to physical or mental illness, he shall continue to receive his full base salary at the rate then in effect and any awards under the Annual Management Incentive Compensation Plan paid during such period until his employment is terminated pursuant to Section 3.1. Thereafter, his benefits shall be determined in accordance with the Corporation's Disability Income Insurance Plan, or a substitute plan then in effect.

                  4.2 If the Executive's employment is terminated for Cause, the Corporation shall pay him the unpaid portion of his base salary through the Date of Termination at the rate then in effect and shall have no further obligations to him under this Agreement. Such payment shall be made no later than the fifth business day following the Executive's Date of Termination.

                  4.3 If the Executive's employment is terminated by the Corpora tion other than pursuant to Section 3.1 or 3.2 or by the Executive pursuant to
Section 3.3, the Corporation shall pay or provide to the Executive (a) an amount equal to the product of (i) the bonus that would have been paid to the Executive in respect of the


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year in which the Date of Termination occurs under the Corporation's Annual
Management Incentive Compensation Plan had the Executive's employment continued until the last day of such year and (ii) a fraction, the numerator of which is the number of days in the year in which the Date of Termination occurs prior to the Date of Termination and the denominator of which is 365, such amount to be paid at the same time bonuses are paid to other management employees of the Corporation in respect of such year, (b) a lump sum payment no later than the fifth business day following the Date of Termination equal to any unpaid portion of the Executive's base salary through the Date of Termination at the rate in effect immediately preceding such Date of Termination (without giving effect to any salary reduction which gave rise to such termination if such termination was by the Executive for Good Reason), (c) continued payment of the Executive's base salary, at the highest rate in effect during the twenty-four (24) months immediately preceding the Date of Termination, for the period commencing on the Date of Termination and ending on the second anniversary of the Date of Termination (the "Benefit Period"), (d) on the first day of each month during the Benefit Period, an amount equal to one twenty-fourth (1/24) of the lump sum actuarial equivalent (determined using the same methods and assumptions utilized under the Corporation's defined benefit retirement plans and programs as in effect on the date hereof) of the additional retirement pension to which the Executive would have become entitled under the terms of such retirement plans or programs without regard to "vesting" thereunder, had the Execu tive accumulated two additional years of continuous service and age after the Date of Termination at the compensation level in effect on the Date of Termination under such retirement plans or programs), and (e) on the first day of each month during the Benefit Period, an amount equal to the amount the Corporation would have contrib uted in respect of such month on the Executive's behalf under any of the Corpora tion's defined contribution plans, determined under the provisions of such plans as in effect on the date hereof, as if the Executive's compensation during such month was one twelfth (1/12) of the highest annual compensation actually received by the Executive in the two years immediately preceding the Executive's Date of Termination, and as if the Executive were to continue, where relevant, to contribute at the highest rate at which the Executive had contributed during the two years immediately preceding the Executive's Date of Termination.

                  4.4 If the Executive's employment is terminated by the Corpora tion other than pursuant to Section 3.1 or 3.2 or by the Executive pursuant to
Section 3.3, the Corporation shall, in addition to the foregoing, continue to provide the Executive with all health, dental, life insurance, disability and other welfare benefits until the second anniversary of the Date of Termination to the extent the Corporation


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is contractually permitted to do so under then existing plans and policies, and in the event the Corporation is unable to do so, then the Corporation will otherwise obtain such benefits for the Executive, provided that the Corporation will not be required to spend more than $35,000 per year to provide such benefits which are not contractually permitted under then existing plans and policies. Such benefits shall be substantially the same as the benefits offered to the Company's executives generally, including family coverage, during this two (2) year period but at no cost to the Executive. In addition, the Corporation shall provide financial planning services to the Executive following the Date of Termination through the second anniversary of the date severance payments are made pursuant to Section 4.3(b) at the reimburse ment rates in effect immediately preceding the Effective Date.

                  4.5 The Executive shall not be required to mitigate the amount of any payment provided for in this Article by seeking other employment. The payment pursuant to Section 4.3 shall be in lieu of any severance payments pursuant to general Corporation termination policies.

                  4.6 If the Executive's employment is terminated by the Corpora tion other than pursuant to Section 3.1 or 3.2 or by the Executive pursuant to
Section 3.3, in either case within one (1) year following the Effective Date, then if the payments to Executive under this Agreement and any other plan or agreement would be (except for this provision) subject to the excise tax imposed by sections 280G and 4999 of the Internal Revenue Code, the amount payable pursuant to this Agreement shall be reduced to the extent necessary to avoid the imposition of such tax.

                  4.7 The Corporation shall be entitled to withhold from any amounts payable hereunder such amount or amounts, if any, as are required by law as well as any amounts necessary to satisfy any outstanding monetary obligations owing by Executive to the Corporation.

                  4.8 In the event of any delay in payment of the amounts due the Executive, the Corporation shall pay interest on the amounts delayed at the rate of prime (as reported in the Wall Street Journal during the relevant period) plus one percent.

                  4.9 The Corporation may fund some or all of the payments called for by this Agreement by establishing an irrevocable trust under the direction and control of an independent trustee. The amounts potentially due shall be separately stated (and updated for changes) to enable the Executive, Corporation and trustee to


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know the amount due the Executive. The agreement with such trustee shall provide that upon receipt of a statement by the Executive that a Termination has occurred, such trustee (to the extent possible in terms of the trust's funding) shall make payment to the Executive on the fifth business day following receipt of such notice pursuant to the terms of this Agreement. Any funds set aside in such trust shall at all times remain subject to the claims of the creditors of the Corporation. The creation of such trust shall not lessen the contractual obligation of the Corporation under this Agreement, except that no payments shall be duplicated. Any funds attributable to the Executive remaining in such trust after all payments have been made to the Executive (or the possibility of payments shall have been extinguished) shall revert to the Corporation.

                  4.10 The Executive hereby agrees that if his employment with the Corporation terminates other than (a) on account of his death or Disability,
(b) by the Corporation for Cause or (c) by him other than for Good Reason, then for the two-year period commencing on the Date of Termination the Executive shall not compete with the Corporation. For purposes of the foregoing, competing with the Corpora tion means to engage in any activity or render any service, directly or indirectly (whether as principal, director, officer, investor, employee, consultant or otherwise), for or on behalf of any person or entity if said activity or service directly or indirectly consists of any product or service the Corporation or its subsidiaries offers for sale to customers during the period commencing on the Effective Date and ending on the Executive's Date of Termination (or similar product or service) or if such activity would otherwise involve the participation by the Executive, directly or indirectly, in any business engaged in by the Corporation during the period commencing on the Effective Date and ending on the Executive's Date of Termination, whether as an officer, director, employee, partner, sole proprietor, agent representative, independent contractor, consultant, franchisor, franchisee, creditor, or otherwise; provided, however, that ownership of less than 3% of any class of securities which is traded on a national securities exchange or in the over-the-counter market shall not, in and of itself, constitute competing with the Corporation.

                  The Executive hereby agrees that if the Executive's employment with the Corporation is terminated by the Corporation for Cause or by the Executive other than for Good Reason, then the Executive shall be subject to the provisions of this Section 4.10 for the one-year period ending on the first anniversary of the Date of Termination.


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                  In addition, for a period of one year after the date of
termination, the Executive shall not, directly or indirectly, (i) induce or attempt to induce any employee of the Corporation or any of its subsidiaries to leave their employ or in any way interfere with the relationship between the Corporation or any of its subsidiaries and any of their employees, (ii) hire any person who was an employee of the Corporation or any subsidiary at any time during the Executive's employment with the Corporation or (iii) induce or attempt to induce any supplier, licencee, licensor, franchisee or other business relation of the Corporation or any of its subsidiaries to cease doing business with them or in any way interfere with the relationship between the Corporation or any of its subsidiaries and any such person or business relation.

                  The parties hereto agree that the Corporation would suffer irreparable harm from a breach by the Executive of any of the covenants or agreements contained in this Section 4.10. In the event of any alleged or threatened breach by the Executive of any of the provisions of this Section 4.10, the Corporation or its successor assigns may, in addition to all other rights and remedies existing in its favor, apply to any court of the competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (including the extension of the non-compete period and other restrictions set forth in this
Section 4.10 by a period equal to the length of the violation of this Section 4.10). In the event of an alleged breach or violation by the Executive of any of the provisions of this Section 4.10, the non-compete period and other restrictions set forth in this Section 4.10 shall be tolled until such alleged breach or violation has been duly cured. The Executive agrees that these restrictions are reasonable. In addition, in the event the Executive is in breach of this Agree ment, the Corporation shall be entitled to withhold the severance payments referred to in Section 4.3 above.

                  If, at the time of enforcement of any of the provisions of this Section 4.10, a court holds that the restrictions stated therein are unreasonable under the circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area.

                  The Executive agrees that the covenants made in this Section
4.10 shall be construed as an agreement independent of any other provision of this Agreement and shall survive any order of a court of competent jurisdiction terminating any other provision of this Agreement.


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                      5. SUCCESSORS: BINDING AGREEMENT.

                      5.1 This Agreement shall be binding on the successors and assigns of the Corporation. The Corporation will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Corporation, by agreement to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform it if no such succession had taken place, a copy of which agreement shall be delivered to the Executive prior to or contemporaneously with such succession. Failure of the Corporation to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement and shall entitle the Executive to compensation from the Corporation in the same amount and on the same terms as he would be entitled hereunder if he terminated his employment for Good Reason, except that for purposes of implementing the foregoing the date on which any such succession becomes effective shall be deemed the Date of Termination. As used in this Agreement, "Corporation" shall include any successor to substantially all of the business and/or assets of the Corporation.

                      5.2 This Agreement shall inure to the benefit of and be enforce able by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive dies while any amounts would still be payable to him hereunder if he had not then died, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to his devisee, legatee, or other designee or, if there be no such designee, to his estate.

                      6. NOTICE. All notices and other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given when delivered or when mailed by United States registered or certified mail, postage prepaid, addressed to the respective addresses on file, except that all notices to the Corporation shall be directed to the attention of the Chief Executive Officer with a copy to the Secretary, or to such other address as either party may have furnished to the other in writing in accordance herewith, such notices of change of address to be effective only upon receipt.

                      7. LEGAL EXPENSE. If, with respect to any alleged failure by the Corporation to comply subsequent to the Effective Date with any of the terms of this Agreement, the Executive hires legal counsel with respect to this Agreement or institutes any negotiations or institutes or responds to legal action to assert or defend


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the validity of, enforce his rights under, or recover damages for breach of this
Agreement and if the Executive substantially prevails on at least one material issue relating to such proceeding, the Corporation shall reimburse the Executive, no later than five (5) days following the conclusion of such proceeding, for his actual expenses for reasonable attorney's fees and disbursements, together with such additional payment, if any, as may be necessary so that the net-after-tax payment to the Executive equal such fees and disbursements.

                      8. MISCELLANEOUS.

                      8.1 No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Chief Executive Officer or such other officer as is specifically designated by the Board pursuant to a Special Board Vote (as defined in the Stockholders' Agreement). No waiver by either party hereto at any time of any breach by the other party of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

                      8.2 The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York.

                      8.3 The masculine gender, when used herein, shall include the feminine.

                      8.4 This Agreement shall not create any right in the Executive to employment, nor does it create any rights under the Corporation's 1981 Stock Plan, or under any other plan except as specifically provided herein.

                      8.5 The article and section headings in this Agreement are for convenience only and do not affect the meaning of the Agreement.


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                      8.6 The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

                      8.7 The language used in this Agreement shall be deemed to be language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

                                            GLEASON CORPORATION

                                            By:______________________________
                                            Its:   [Chief Executive Officer]

                                            _________________________________
                                                        Executive


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